Form 40-F
period 2025-12-31
Almonty Industries Inc.
filed 2026-03-19
CIK 1670061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission file number: 001-42737

Almonty Industries Inc.

(Exact name of Registrant as specified in its charter)

Canada	1061	Not Applicable
(Province of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 King Street West, Suite 5700

Toronto, ON, Canada, M5X 1C7

(647) 438-9766

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value	ALM	The Nasdaq Stock Market LLC
(Title of each class)	(Trading Symbol(s))	(Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

262,776,228 Common Shares as of December 31, 2025

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Auditor Name: Zeifmans LLP	Auditor Location: Toronto, Canada	Auditor Firm ID: 1149

EXPLANATORY NOTE

Almonty Industries Inc. (“Almonty” or the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING INFORMATION

You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to: demand for tungsten; tungsten prices; tungsten recovery and production; reductions in operating and unit production costs; currency and interest rate fluctuations; expectations regarding impairments of the Company’s mineral properties; improvements in efficiencies or reduction in dilution; future remediation and reclamation activities; expectations regarding the further exploration, development and life of mine of the Company’s mineral projects, including the Sangdong Mine, the Panasqueira Mine and the Gentung Tungsten Project (as such terms are defined in the Annual Information Form filed as Exhibit 99.1 to this Annual Report); plans and expectations regarding the Company’s mineral projects, including the re-opening of the Los Santos Mine (as defined in the Annual Information Form filed as Exhibit 99.1 to this Annual Report), the potential of the Sangdong Molybdenum Project (as defined in the Annual Information Form filed as Exhibit 99.1 to this Annual Report), the potential production profile of the Gentung Tungsten Project and the development of and production at the Gentung Tungsten Project; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the timing of activities; the amount of estimated revenues and expenses; the success of exploration activities; permitting timelines; the success of mine development and construction activities; the success of future mine operations; the success of other future business operations; the U.S. Domestication (as defined in the Annual Information Form filed as Exhibit 99.1 to this Annual Report), litigation risks; changes to governmental laws and regulations; and requirements for additional capital and sources and uses of funds.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation: the absence of material adverse changes in the Company’s industry or the global economy including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility; trends in the Company’s industry and markets, including the competitive environment; the ability of the Company to maintain its interests in its mineral projects, including with respect to title, access, and permitting matters; the Company’s ability to manage risks normally incidental to the exploration, development and operation of mineral properties; the performance and results of Phase I operations at the Sangdong Mine; the Company’s ability to proceed with Phase II expansion of the Sangdong Mine; the Company’s ability to maintain good business relationships with key stakeholders, including customers, suppliers, lenders, regulators, and local communities; the Company’s ability to manage its growth effectively, both organically and through acquisitions; the Company’s ability to effectively integrate acquisitions and realize anticipated benefits; the Company’s ability to manage potential uncertainties in the interpretation of geological data, drill results and market data, including data related to pricing trends, demand forecasts, and competitive positioning; the Company’s ability to manage the possibility that future exploration, development or mining results may not be consistent with its expectations; the accuracy of the Company’s mineral resource and reserve estimates and their underlying assumptions, including with respect to cut-off grades, recovery rates, and long-term commodity prices; the adequacy and availability of infrastructure (including power, water, roads, and processing capacity) at or near the mineral properties; the timely receipt and maintenance of necessary governmental and third-party approvals, permits, licenses, authorizations and regulatory compliance obligations; the Company’s ability to comply with current and future environmental, health and safety, and other regulatory requirements and to timely obtain and maintain required regulatory approvals, licenses and permits; the Company’s expectation that its operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks; the Company’s ability to execute construction and development activities on schedule and within budget; the Company’s ability to recruit, retain and engage qualified personnel and contractors in all required jurisdictions; the Company’s ability to raise sufficient debt or equity financing to support its continued growth; the Company’s ability to continue to have sufficient working capital to fund its operations; the performance of counterparties under offtake agreements, supply arrangements, financing agreements, and other material contracts; that input costs, including energy, labour, equipment, and materials, will not increase materially beyond current expectations; that the price of tungsten and other metals and commodities will not decline significantly or for a protracted period of time; that the global financial markets and general economic conditions (including trade and monetary policies, currency exchange rates and rates of inflation) will be stable and conducive to business in the future; the Company’s ability to maintain the security and integrity of its information technology systems and mitigate the impact of any potential cybersecurity threats; and the Company’s ability to meet increasing expectations regarding environmental, social and governance (“ESG”) matters from regulators, investors, and other stakeholders.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation: the negative cash flow from the Company’s operations; the adequacy of the Company’s disclosure control and procedures and internal controls over financial reporting; the price of metals; the Company’s economic dependency on few customers; fluctuation in foreign currency; fluctuation in interest rates; inflation; tax-related risks; the risk of default under any of the Company’s credit agreements; future financing; the Company’s liquidity and level of indebtedness; risks associated with the Company’s business being carried on through foreign subsidiaries; credit risk; the Company’s ability to continue as a going concern; risks relating to the development of the Sangdong Mine, including risks relating to the start-up of commercial production, commissioning, ramp-up and process performance risk, financing risk, construction risks, risk relating to the offtake agreements for the Sangdong Mine, availability of infrastructure and skilled labour, and risks related to the implementation of technological innovations at the Sangdong Mine; risks relating to the Tungsten Oxide Facility (as defined in the Annual Information Form filed as Exhibit 99.1 to this Annual Report), including project financing and capital cost overrun risk, execution and construction risk, and permitting and regulatory risk; the Company’s production; the Company’s mineral reserve and mineral resource estimates; the Company’s dependence on key personnel; the Company’s competition; trade risks and supply chain disruptions (including as a result of geopolitical tensions); the cost of raw materials; energy supply and power grid reliability; water supply and management; infrastructure and operational risks; the Company’s impairment of assets; risks related to property title; laws and regulations; licenses and permits; mining risks and insurance limitations; legal systems; mineral reserve and mineral resource depletion; risks related to underground stope stability; reputational risks; geopolitical risks in key operating regions; public allegations, regulatory investigations, or litigation; capital market structure and dilution risk; environmental and global climate change risks; risks related to costs of land reclamation; technological obsolescence; management of growth; cybersecurity and data protection; opposition to mining; costs and compliance risks as a result of being a public company; acquisitions and synergies; anti-corruption and anti-bribery laws; Canada’s Extractive Sector Transparency Measures Act; health and pandemic risks; and risks related to the Company’s proposed redomiciling to the United States, including disruptions to the Company’s business, Canadian corporate tax risk.

Any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Readers should consider reviewing the detailed risk discussion under the heading “Risk Factors” of the Annual Information Form filed as Exhibit 99.1 to this Annual Report for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations and that could cause the Company’s actual results, performance or achievements to be materially different from any anticipated results, performance or achievements expressed or implied by forward-looking statements.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward- looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

CURRENCY

The Company presents its consolidated financial statements in thousands of Canadian dollars unless otherwise specified. All dollar amounts in this Form 40-F are stated in Canadian dollars (“$” or “CAD”), except where otherwise indicated.

CANADIAN ANNUAL DISCLOSURE DOCUMENTS

The following documents are filed as exhibits to this Form 40-F and are incorporated by reference herein:

1. The Annual Information Form of the Company for the fiscal year ended December 31, 2025, which is filed as Exhibit 99.1 to this Form 40-F (the “AIF”);

2. Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2025, which is filed as Exhibit 99.2 to this Form 40-F (the “Annual Financial Statements”); and

3. Management’s Discussion and Analysis of the Company for the fiscal year ended December 31, 2025, which is filed as Exhibit 99.3 to this Form 40-F (the “Annual MD&A”).

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the section entitled “Disclosure Controls and Internal Control of Financial Reporting” in the Annual MD&A filed as Exhibit 99.3 to this Annual Report, is incorporated herein by reference.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

AND ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the section entitled “Disclosure Controls and Internal Control of Financial Reporting – Changes in ICFR” in the Annual MD&A filed as Exhibit 99.3 to this Annual Report, is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2025, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is currently comprised of three members: Mr. Trachuk (Chairman), Dr. Gutschlag and Mr. Frazer. Each member of the audit committee is a non-employee member of the Company’s Board.

The Board has determined that the Company has at least one “audit committee financial expert” (as defined under Item 407 of Regulation S-K) and the Company has designated Mark Trachuk as its “audit committee financial expert”. In addition, each member of the Company’s audit committee is financially literate, as required by the Nasdaq rules and Canadian securities laws. All members of the Company’s audit committee are “independent” members of the Board, as required by the Nasdaq rules and Canadian securities laws.

CODE OF ETHICS

The Company has a “code of ethics” (as defined in paragraph (9)(b) of General Instruction B to Form 40-F) that applies to all the Company’s employees, officers and directors, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions.

The Company’s Code of Business Conduct, as amended, is filed as Exhibit 99.9 to this annual report on Form 40-F, and is available without charge on the Company’s website at www.almonty.com or upon request from the Corporate Secretary, Almonty Industries Inc., 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 (telephone (647) 438-9766).

During the fiscal year ended December 31, 2025, there have not been any waivers of, including implicit waivers of, any provision of the Code of Business Conduct which is applicable to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Zeifmans LLP (Auditor Firm ID: 1149) served as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024.

For the years ended December 31, 2025 and 2024, Zeifmans LLP and its affiliates billed or expect to bill, including out-of-pocket costs, $775,084 and $369,500, respectively, as detailed below:

	2025	2024
Audit Fees (1)	$723,084	$337,500
Audit-related Fees (2)	Nil	Nil
Tax Fees (3)	52,000	32,000
All Other Fees (4)	Nil	Nil
Total	$775,084	$369,500

Notes:

(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” includes all other non-audit services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The information provided in the section entitled “Audit Committee – Pre-Approval Policies and Procedures” in the AIF filed as Exhibit 99.1 to this Annual Report, is incorporated herein by reference.

100% of audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

None of the hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The information provided in the section entitled “Summary of Contractual Obligations” in the Annual MD&A filed as Exhibit 99.3 to this Annual Report, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of three members: Mark Trachuk (Chair), Dr. Thomas Gutschlag, and Andrew Frazer, as described under “Audit Committee – Composition of the Audit Committee” in the AIF filed as Exhibit 99.1 to this Annual Report.

MINE SAFETY DISCLOSURE

Neither the Company nor any of its subsidiaries is the ‘operator’ of any ‘coal or other mine’ subject to the Federal Mine Safety & Health Act of 1977. Therefore, the provisions of Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F requiring disclosure concerning mine safety do not apply.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company’s Compensation Recoupment Policy is filed as Exhibit 97 to this annual report on Form 40-F.

CORPORATE GOVERNANCE

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (the “TSX”), the Australian Securities Exchange (the “ASX”), the Canadian securities regulatory authorities, the Nasdaq Capital Market (“Nasdaq”) and the U.S. Securities Exchange Commission (“SEC”). The Company’s common shares are listed on the TSX, the ASX and Nasdaq. Nasdaq Rule 5615(a)(3) permits “foreign private issuers” (as defined in Rule 3b-4 under the Exchange Act) like the Company to follow home country practices in lieu of the requirements of the Nasdaq Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Nasdaq Rule 5250(d), and the Direct Registration Program requirement set forth in Nasdaq Rules 5210(c) and 5255; provided, however, that such issuer shall still comply with the Notification of Material Noncompliance requirement (Nasdaq Rule 5625), the Voting Rights requirement (Nasdaq Rule 5640), have an audit committee that satisfies Nasdaq Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Nasdaq Rule 5605(c)(2)(A)(ii).

A description of the significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies pursuant to Nasdaq standards is as follows:

Shareholder Meeting Quorum Requirement: Rule 5620(c) of the Nasdaq Rules requires that the minimum quorum requirement for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its By-laws. The Company follows applicable Canadian laws with respect to quorum requirements. The Company’s quorum requirement for a meeting of shareholders is set forth in its By-laws. A quorum is present at a meeting of Company shareholders if the holders of 25% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

Shareholder Approval Requirement: Section 5635(a) through (d) of the Nasdaq Rules requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. The circumstances under which shareholder approval is required under the Nasdaq Rules are not identical to the circumstances under which shareholder approval is required under Canadian and TSX requirements. When the shareholder approval requirements under the Nasdaq Rules differ from the Canadian and TSX requirements, the Company follows the Canadian and TSX requirements. The Company’s practices regarding determining whether shareholder approval is required for a particular offering are not prohibited by Canadian law.

Equity Compensation Plans: Nasdaq Rule 5605(d)(3)(D) provides that a listed issuer’s compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser only after taking into account certain independence factors. The Company follows applicable Canadian laws with respect to compensation consultants, legal counsel and other advisers to the Compensation and Corporate Governance Committee. Applicable Canadian securities legislation does not specifically require the Company to consider potential conflicts of interest on the part of compensation consultants, legal counsel and other advisers to the compensation committee, but the Company is required to disclose situations which may give rise to any such conflicts of interest, and best practices dictate that the Company disclose any such conflicts in its management information circular.

The foregoing is consistent with Canadian laws, customs and practices.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the Commission on October 22, 2025 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit	Description

97	Compensation Recoupment Policy of the Company dated June 30, 2025.
99.1	Annual Information Form of the Company dated March 18, 2026.
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2025.
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2025.
99.4	Chief Executive Officer certification required by Rule 13a-14(a).
99.5	Chief Financial Officer certification required by Rule 13a-14(a).
99.6	Certifications of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b).
99.7	Consent of Zeifmans LLP (Auditor Firm ID: 1149).
99.8	Code of Business Conduct dated January 23, 2012.
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALMONTY INDUSTRIES INC.

/s/ Lewis Black
Lewis Black
Director, President and Chief Executive Officer Date: March 18, 2026